Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-264253

First Trust Private Assets Fund

Supplement dated June 25, 2025 to the

Prospectus dated July 31, 2024

This supplement provides new and additional information beyond that contained in the Prospectus and should be read in conjunction with the Prospectus.

On June 4-5, 2025, the Board of Trustees of First Trust Private Assets Fund (the “Fund”) considered and approved a change of Net Asset Value (“NAV”) calculation frequency and subscription frequency from quarterly to monthly, effective as of July 31, 2025.

Effective July 31, 2025 (the “Effective Date”), the first paragraph on page 1 of the Prospectus is deleted in its entirety and replaced with the following:

First Trust Private Assets Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. Shares of beneficial interest of the Fund (the “Shares”) are generally offered as of the first business day of each calendar month or at such other times as may be determined by the Board of Trustees of the Fund, in each case subject to any applicable sales charges and other fees, as described herein. The Shares are offered at net asset value per Share. The Fund has registered $100,000,000 for sale under the registration statement to which this Prospectus relates. No holder of the Fund’s Shares (“Shareholder”) will have the right to require the Fund to redeem its Shares.

As of the Effective Date, the second paragraph under the heading “The Offering” on page 8 of the Prospectus is deleted in its entirety and replaced with the following:

Shares will generally be offered for purchase as of the first business day of each calendar month (or at such other times and/or more or less frequently as may be determined by the Board) at an offering price equal to the Fund’s NAV as of the most recently completed calendar month end, plus any applicable sales load. Once a prospective investor’s purchase order is received, a confirmation is sent to the investor. Potential investors should send subscription funds by wire transfer pursuant to instructions provided to them by the Fund.

As of the Effective Date, the first paragraph under the heading “Calculation of Net Asset Value” on page 50 of the Prospectus is deleted in its entirety and replaced with the following:

The Administrator calculates the Fund’s NAV as of the close of business on the last business day of each month and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board. Shareholders will receive the estimated NAV of the Fund, free of charge upon request.

As of the Effective Date, the first sentence under the heading “Suspension of Calculation of Net Asset Value” on page 51 of the Prospectus is deleted and replaced with the following:

As noted above, the Administrator calculates the Fund’s NAV as of the close of business on the last business day of each month.

As of the Effective Date, the section entitled “PURCHASE TERMS” under the heading “Purchasing Shares” on page 57 and 58 of the Prospectus is deleted and replaced with the following:

Shares will generally be offered for purchase as of the first business day of each calendar month (or at such other times and/or more or less frequently as may be determined by the Board) at an offering price equal to the NAV as of the most recently completed calendar month end, plus any applicable sales load. The minimum initial investment in the Fund by any investor is $50,000, and the minimum additional investment in the Fund by any Shareholder is $25,000. However, the Fund, in its sole discretion, may accept investments below these minimums, but in no instance will the Fund accept investments below $25,000. Shares may be purchased by principals and employees of the Investment Adviser or their affiliates and their immediate family members, if such purchaser is an accredited investor who is also a qualified client, without being subject to the minimum investment requirements. The Fund’s Shares are offered for sale through its Distributor at NAV. The purchase price for Shares is based on the NAV per Share as of the date such Shares are purchased.

The Fund has authorized one or more brokers to receive purchase orders on its behalf. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund's behalf. The Fund will be deemed to have received a purchase order when an authorized broker, or if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at the Fund's NAV next computed after they are received by an authorized broker or the broker's authorized designee.

The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due (i) four business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month (the “Acceptance Date”), where funds are remitted by wire transfer, or (ii) ten business days prior to the Acceptance Date, where funds are remitted by check. An investor may not know the NAV of the Fund applicable to its purchase of Shares at the time of payment. A prospective investor must also submit a completed investor application at least five business days before the Acceptance Date. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to the receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering.

Although an investor must submit its subscription for Shares and transmit the funds for the subscription prior to the acceptance of the subscription on the first business day of the applicable calendar month, the investor will not become a Shareholder of the Fund with respect to the Shares until (and the Fund will issue purchased Shares to the investor only as of) such acceptance (i.e., the first business day of the relevant calendar month). An investor’s subscription for Shares is irrevocable by the investor and will generally require the investor to maintain its investment in the Fund until such time as the Fund offers to repurchase the Shares in a tender offer.

Pending any offering, funds received from prospective investors will be placed in an escrow account with UMB Bank, n.a., the Fund’s escrow agent. On the date of any closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. In general, an investment will be accepted if the investor meets the Fund’s eligibility requirement and a completed investor application and funds are received in good order on or prior to the Acceptance Date set by the Fund. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. For any investor whose investment is not accepted, the balance in the escrow account with respect to such investor will be returned to the investor. Any interest earned with respect to escrow accounts will be paid to the Fund.

As of the Effective Date, the following paragraph is added after “Valuation Risk” on page 35 of the Prospectus:

Valuations Subject to Adjustment

The valuations reported by the private Investment Funds, based upon which the Fund determines its month end net asset value and the net asset value per Share may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the private Investment Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds, subject to the ability of the Fund to adjust or recoup the repurchase proceeds received by Shareholders under certain circumstances as described in “TENDER/REPURCHASE PROCEDURES” As a result, to the extent that such subsequently adjusted valuations from the private Investment Funds or revisions to the net asset value of a private Investment Fund or direct private equity investment adversely affect the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

Please file this Supplement with your records.